InterOil Announces 2012 Third Quarter Financial and Operating Results

PORT MORESBY, Papua New Guinea and HOUSTON, Nov. 15, 2012 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced financial and operating results for the third quarter ended September 30, 2012 and also certain recent developments.

Third Quarter 2012 Highlights and Recent Developments

  Net profit for the quarter ended September 30, 2012 was $5.3 million.  Operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the quarter of $16.8 million, while the investments in the development segments of Upstream and Midstream Liquefaction resulted in a net loss of $11.5 million.
  After successfully running and cementing 13 3/8 inch casing at 3,632 feet (1,107 meters) at Antelope-3, InterOil's rig 2 has drilled the well to a depth of 5,013 feet (1,528 meters). Forward plan is to drill to the top of the Antelope reservoir estimated at 5,545 feet (1,690 meters) and then continue on to total depth of 8,366 feet (2,550 meters), followed by wireline logging, rotary sidewall coring and drill stem testing.
  Rig 3 is being mobilized to the Elk-3 drilling location. With access roads from both the north and the south and a central upstream development camp in place, InterOil is set to begin drilling the second of two obligation wells in Petroleum Retention License (PRL) 15. The Company's Tuna and Wahoo/Mako prospects, targeting seismically defined reefal indications, in PPLs 236 and 238 have matured to the drill ready stage and preparations to access to the proposed drilling locations are underway.
  Subsequent to quarter end, on October 16, 2012, the Company entered into a five year amortizing $100 million secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited which was used to repay indebtedness under the OPIC loan, with the remaining amount to be used for general corporate purposes.  The loan is secured by the assets of the refinery and bears interest at LIBOR plus 6.5%.

InterOil's Chief Executive Officer Phil Mulacek commented, "We are pleased with the progress in our negotiations with the Government of PNG related to our proposal to develop a 3.8 million tonne per annum LNG project in the Gulf Province."

As to the Antelope-3 well, Mr. Mulacek noted that, "We are very encouraged by the progress in drilling the Antelope-3 well to near the top of the reservoir. This well is expected to further appraise our resourses.

Our prospect inventory is maturing and we anticipate that it will support our goal of a multi-year, multi-well exploration program. We believe that these achievements, combined with our strong balance sheet, support our continued growth and operational success."

Corporate Financial Results

Net profit for the quarter ended September 30, 2012 was $5.3 million compared with a net loss of $19.8 million for the same period in 2011, an increase of $25.1 million. Operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the quarter of $16.8 million, while the investments in the development segments of Upstream and Midstream Liquefaction resulted in a net loss of $11.5 million during the quarter.

The improvement in net profit for the quarter was mainly due to a $29.4 million increase in gross margin attributable to the positive crude oil and refined product price movements during the quarter and higher margins from export cargos, among other items.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter ended September 30, 2012 was a gain of $19.0 million versus a loss of $11.5 million for the same period in 2011.

Total revenues increased by $45.0 million from $281.9 million in the quarter ended September 30, 2011 to $326.9 million in the third quarter of 2012, primarily due to higher sales volumes during the period. The total volume of all products sold by us was 2.2 million barrels for quarter ended September 30, 2012, compared with 1.8 million barrels in the same quarter of 2011.

Business Segment Results as of September 30, 2012

Upstream - On July 27, 2012, InterOil executed a farm in agreement with Pacific Rubiales Energy Corp. ("PRE") for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL 237 onshore Papua New Guinea, including the Triceratops structure located within that license. Rig release from the Triceratops-2 well was received from PNG Department of Petroleum & Energy on August 13, 2012. The Triceratops-2 well has been suspended as a new discovery for recompletion at a later date as a future production well. Demobilization of Rig 2 began immediately for relocation to the Antelope-3 location. As of September 30, 2012, PRE has paid $40.0 million of the $116 million of staged up-front cash payments. Planning of new seismic and drilling location is in progress, and will be finalized once the remapping is complete.

The Antelope-3 well was spud on September 30, 2012. Subsequent to the quarter end, the well was drilled to a depth of 3,642 feet, (1,110 meters), at which depth the 13 ¾ inch casing was set and cemented. Following which, drilling resumed with a 12 ¼ inch bit to the current depth of 5,013 feet (1,528 meters). Forward plan is to drill to the top of the Antelope reservoir estimated at 5,545 feet (1,690 meters), set the second casing string and then continue on to total depth of 8,366 feet (2,550 meters), followed by wireline logging, rotary sidewall coring and drill stem testing.

Pre-spud preparation at the Elk-3 delineation well site is nearing completion. We have begun mobilization of our Rig 3 to the field. All components of Rig 3 have shipped out of Port Moresby by barge to Hou Creek. The objective of the Elk-3 delineation well is to test the Early Miocene to Late Oligocene limestone section above the gas water contact in the Elk fault block. The Early Miocene to Late Oligocene interval in the Elk-2 well was comprised of shallow marine and reefoid facies below the gas water contact. This lower interval exhibited better porosity and permeability than the shallower facies penetrated in the upper reservoir.

Our Hou Creek northern wharf and field access roadway are progressing to completion, and a permanent camp location is under construction. The wharf and crane are functioning and ready to accept materials and equipment. InterOil has also completed the upstream field development camp near the Antelope-3 wellsite and drilling crews are utilizing those accommodations.

InterOil's Upstream business realized a net loss of $10.9 million in the third quarter of 2012 compared to a net loss of $15.1 million in the comparable period a year ago. The decrease in the loss in 2012 was mainly due to reduced exploration costs incurred for seismic activity coupled with an increase in gain on the sale of oil and gas properties due to the gain recognized on sale of interest in PPL 237 to PRE. The positive variance was partially offset by higher interest expense due to an increase in inter-company loan balances.

Midstream Refining – Total refinery throughput for the quarter ended September 30, 2012 was 23,980 barrels per operating day, compared with 23,797 barrels per operating day during quarter ended September 30, 2011.

Capacity utilization of the refinery for the quarter ended September 30, 2012, based on 36,500 barrels per day operating capacity, was 61% compared with 56% for the same quarter in 2011. During the quarters ended September 30, 2012 and 2011, our refinery was shut down for 9 days and 15 days, respectively, for general maintenance activities.

Subsequent to quarter end, on October 16, 2012, the Company entered into a five year amortizing $100 million secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. On November 9, 2012, borrowings under the facility were used to repay all outstanding amounts under the term loan granted by OPIC and the remaining funds will be used for general corporate purposes. The loan is secured by the assets of the refinery and bears interest at LIBOR plus 6.5%.

The Company's Midstream Refining operations generated a net profit of $5.4 million in the third quarter of 2012 versus a loss of $1.2 million in the prior year period. The positive variance is largely due to an improvement in gross margin resulting from improved crude oil and refined product prices, which were partially offset by higher derivative losses incurred for commodity contracts settled during the periods, a decrease in foreign exchange gains and increased income tax expense.

Midstream Liquefaction – Following receipt of the required PNG Government approvals, InterOil believes it will be able to conclude the LNG partnering process. We have made significant progress with FEED engineering studies, construction of roads and camps, social mapping and genealogical studies, which will assist in the partnering and execution of the project.

The Company's Midstream Liquefaction business generated a net loss of $0.6 million in the third quarter of 2012 compared with a loss of $4.0 million in the same period a year ago. The positive variance is largely due to a decrease in office, administration and other expenses related to the midstream facilities of the LNG Project development which are not capitalized.

Downstream - Total Downstream sales volumes for the quarter ended September 30, 2012 were 185.0 million litres, an increase of 22.5 million litres, or 13.8%, over the same quarter in 2011.

We believe that the PNG economy remains strong with continued robust activity in the resource sector although this is tempered by certain construction projects for the ExxonMobil LNG project now nearing an end. For this reason and with the completion of many construction projects in the commercial office and residential sectors, it is believed that demands will flatten in the short term for diesel and jet A1.

Our retail business sector continues to grow with the roll out of new electronic systems for our retail pumps and truck stops, and it is our intention to start operating our first retail site during the fourth quarter 2012.

InterOil's Downstream operations generated a net profit of $5.6 million in the third quarter of 2012, an improvement of $4.5 million versus a profit of $1.1 million in the previous year. The positive variance is largely due to an increase in gross margins mainly due to an increase in domestic sales volumes, which was partially offset by reduced foreign exchange gains and increased income tax expense.

Corporate – The Corporate segment generated a net profit of $7.8 million in the third quarter of 2012, compared to a net loss of $0.5 million in the same period of 2011. The positive variance is largely the result of a decreased loss on FLEX LNG investment, a decrease in office and administration expense, and higher interest income, which was partially offset by a decrease in inter-segment recharges.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Quarters ended ($ thousands except per share data)	2012			2011				2010
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	2,216	1,727	2,284	1,891	2,645	4,638	668	245
Midstream – Refining	274,671	236,006	302,310	237,640	231,455	262,111	217,743	158,092
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	201,749	223,620	218,974	209,678	186,304	191,431	157,709	143,364
Corporate	26,880	24,742	24,757	21,831	25,078	26,548	18,659	15,213
Consolidation entries	(178,652)	(186,990)	(210,174)	(181,428)	(163,584)	(180,945)	(151,125)	(122,545)
Total revenues	326,864	299,105	338,151	289,612	281,898	303,783	243,654	194,369
Upstream	956	(5,730)	(6,374)	665	(6,169)	593	(10,957)	(41,681)
Midstream – Refining	13,417	(42,647)	18,933	2,604	3,461	27,967	26,632	13,780
Midstream – Liquefaction	11	676	(1,406)	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)
Downstream	9,275	11,102	21,414	6,808	3,570	5,777	8,744	4,709
Corporate	9,841	9,975	9,188	10,134	1,548	13,940	5,223	4,566
Consolidation entries	(14,503)	(9,871)	(14,216)	(11,280)	(10,263)	(5,269)	(9,200)	(7,004)
EBITDA (1)	18,997	(36,495)	27,539	4,808	(11,455)	38,973	18,067	(27,589)
Upstream	(10,936)	(15,532)	(17,244)	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)
Midstream – Refining	5,358	(32,969)	11,320	15,684	(1,201)	17,314	14,894	9,504
Midstream – Liquefaction	(573)	93	(1,969)	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)
Downstream	5,626	6,045	13,195	3,621	1,146	2,306	4,491	2,643
Corporate	7,849	8,445	6,270	7,616	(473)	11,275	3,463	3,381
Consolidation entries	(1,988)	2,205	(2,136)	252	(190)	3,657	(1,596)	(401)
Net profit/(loss)	5,336	(31,713)	9,436	13,197	(19,778)	23,540	699	(34,832)
Net profit/(loss) per share (dollars)
Per Share – Basic	0.11	(0.66)	0.20	0.27	(0.41)	0.49	0.01	(0.76)
Per Share – Diluted	0.11	(0.66)	0.19	0.27	(0.41)	0.48	0.01	(0.76)

(1)	EBITDA is a non-GAAP measure, please refer to "Non-GAAP EBITDA Reconciliation" in this press release.

Balance Sheet and Liquidity
InterOil closed the third quarter ended September 30, 2012 with cash, cash equivalents and cash restricted totaling $96.9 million (September 30, 2011 - $144.4 million), of which $39.6 million is restricted (September 30, 2011 - $30.1 million).

We also had aggregate working capital facilities of $307.3 million, with $21.1 million available for use in our Midstream Refining operations, and $49.4 million available for use in our Downstream operations.

The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/(shareholders' equity + debt)) at 50% or less. Our debt-to-capital ratio was 13.0% as of September 30, 2012 which compares to 12.7% as of September 30, 2011.

Subsequent to the close of the third quarter, on October 16, 2012, we entered into a five year amortizing $100 million secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. On November 9, 2012, borrowings under the facility were used to repay all outstanding amounts under the term loan granted by OPIC, and the remaining funds will be used for general corporate purposes. The loan is secured by the assets of the refinery and bears interest at LIBOR plus 6.5%.

Summary of Debt Facilities
Summarized below are the debt facilities available to us and the balances outstanding as at September 30, 2012.

Organization	Facility	Balance outstanding Sept 31, 2012	Effective interest rate	Maturity date
OPIC secured loan (1)	$31,000,000	$31,000,000	7.06%	December 2015
BNP Paribas working capital facility	$240,000,000	$69,174,302 (2)	2.70%	January 2013
Westpac PGK working capital facility facility	$43,245,000	$10,898,580	10.0%	November 2014
BSP PGK working capital facility	$24,025,000	$7,003,404	9.95%	August 2013
Westpac secured loan	$12,857,000	$12,857,000	4.77%	September 2015
2.75% convertible notes	$70,000,000	$70,000,000	7.91%(3)	November 2015
Mitsui unsecured loan (4)	$11,912,297	$11,912,297	6.25%	See detail below

(1)

Subsequent to the end of the quarter we entered into a new $100 million loan facility and on November 9,2012, used a portion of the proceeds from this facility to repay all amounts under the OPIC facility

(2)	Excludes letters of credit totaling 149.7 million, which reduce the available balance of the facility to $21.1 million at September 30, 2012.
(3)	Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.
(4)	Facility is to fund our share of the Condensate Stripping Project costs as they are incurred pursuant to the JVOA with Mitsui ("CSP JVOA").

InterOil Corporation
Consolidated Income Statements
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended

	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue
Sales and operating revenues	324,109,090	278,499,694	956,335,547	819,484,250
Interest	23,381	368,768	226,360	952,421
Other	2,732,247	3,029,088	7,557,014	8,898,772
	326,864,718	281,897,550	964,118,921	829,335,443

Changes in inventories of finished goods and work in progress	(35,607,503)	(31,631,324)	(6,263,770)	43,859,762
Raw materials and consumables used	(250,722,505)	(238,480,416)	(896,694,438)	(787,256,505)
Administrative and general expenses	(11,213,365)	(11,809,956)	(31,174,931)	(33,119,377)
Derivative (losses)/gains	(4,929,234)	1,914,207	(4,715,186)	1,498,275
Legal and professional fees	(1,656,287)	(1,538,559)	(3,877,763)	(4,498,526)
Exploration costs, excluding exploration impairment (note 6)	(2,056,367)	(6,568,147)	(14,660,051)	(16,636,215)
Finance costs	(4,209,765)	(4,448,608)	(13,646,887)	(13,185,060)
Depreciation and amortization	(5,435,498)	(5,168,473)	(15,449,807)	(13,980,789)
Gain on sale of oil and gas properties (note 11)	2,895,000	-	2,895,000	-
Loss on available-for-sale investment	-	(6,048,537)	-	(1,834,279)
Foreign exchange (losses)/gains	(3,495,353)	1,918,158	3,990,338	17,696,737
	(316,430,877)	(301,861,655)	(979,597,495)	(807,455,977)
Profit/(loss) before income taxes	10,433,841	(19,964,105)	(15,478,574)	21,879,466

Income taxes
Current tax expense	(2,561,068)	(116,517)	(11,623,696)	(4,488,623)
Deferred tax (expense)/benefit	(2,537,251)	302,687	10,160,813	(12,930,404)
	(5,098,319)	186,170	(1,462,883)	(17,419,027)

Profit/(loss) for the period	5,335,522	(19,777,935)	(16,941,457)	4,460,439

Profit/(loss) is attributable to:
Owners of InterOil Corporation	5,335,522	(19,777,694)	(16,941,457)	4,454,238
Non-controlling interest	-	(241)	-	6,201
	5,335,522	(19,777,935)	(16,941,457)	4,460,439

Basic profit/(loss) per share	0.11	(0.41)	(0.35)	0.09
Diluted profit/(loss) per share	0.11	(0.41)	(0.35)	0.09
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,445,397	47,993,229	48,271,469	47,936,721
Diluted (Expressed in number of common shares)	48,785,877	47,993,229	48,271,469	48,857,182

See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

		As at

	September 30,	December 31,	September 30,
	2012	2011	2011
	$	$	$

Assets
Current assets:
Cash and cash equivalents	57,291,559	68,846,441	114,330,510
Cash restricted	33,610,455	32,982,001	23,543,921
Short term treasury bills - held-to-maturity	-	11,832,110	11,324,929
Trade and other receivables	149,852,154	135,273,600	105,377,991
Derivative financial instruments	-	595,440	413,093
Other current assets	906,644	867,967	755,309
Inventories (note 5)	164,808,029	171,071,799	170,997,122
Prepaid expenses	5,891,713	5,477,596	2,361,925
Total current assets	412,360,554	426,946,954	429,104,800
Non-current assets:
Cash restricted	5,980,832	6,268,762	6,530,817
Goodwill	6,626,317	6,626,317	6,626,317
Plant and equipment	251,556,473	246,043,948	237,330,322
Oil and gas properties (note 6)	472,077,713	362,852,766	330,346,730
Deferred tax assets	47,585,649	35,965,273	742,379
Available-for-sale investments	5,462,570	3,650,786	5,644,478
Total non-current assets	789,289,554	661,407,852	587,221,043
Total assets	1,201,650,108	1,088,354,806	1,016,325,843
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	172,929,668	159,882,177	91,957,476
Income tax payable	9,592,164	4,085,137	2,883,220
Derivative financial instruments	371,143	11,457	318,736
Working capital facilities (note 7)	87,076,286	16,480,503	48,085,248
Unsecured loan and current portion of secured loans (note 9)	25,198,297	19,393,023	19,393,023
Current portion of Indirect participation interest (note 10)	13,770,156	540,002	540,002
Total current liabilities	308,937,714	200,392,299	163,177,705
Non-current liabilities:
Secured loans (note 9)	30,238,125	26,037,166	30,481,180
2.75% convertible notes liability	58,175,245	55,637,630	54,816,599
Deferred gain on contributions to LNG project	746,834	5,810,775	7,263,210
Indirect participation interest (note 10)	20,904,686	34,134,840	34,134,387
Other non-current liabilities (note 11)	20,000,000	-	-
Asset retirement obligations	4,947,101	4,562,269	4,289,444
Deferred tax liabilities	-	1,889,391	-
Total non-current liabilities	135,011,991	128,072,071	130,984,820
Total liabilities	443,949,705	328,464,370	294,162,525
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 12)	927,913,817	905,981,614	902,114,261
Authorized - unlimited
Issued and outstanding - 48,587,461
(Dec 31, 2011 - 48,121,071)
(Sep 30, 2011 - 48,000,131)
2.75% convertible notes	14,298,036	14,298,036	14,298,036
Contributed surplus	20,107,937	25,644,245	24,552,456
Accumulated Other Comprehensive Income	27,736,411	29,380,882	24,164,391
Conversion options	12,150,880	12,150,880	12,150,880
Accumulated deficit	(244,506,678)	(227,565,221)	(255,143,006)
Total equity attributable to owners of InterOil Corporation	757,700,403	759,890,436	722,137,018
Non-controlling interest	-	-	26,300
Total equity	757,700,403	759,890,436	722,163,318
Total liabilities and equity	1,201,650,108	1,088,354,806	1,016,325,843
See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Statements of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Cash flows generated from (used in):

Operating activities
Net profit/(loss) for the period	5,335,522	(19,777,935)	(16,941,457)	4,460,439
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,435,498	5,168,473	15,449,807	13,980,789
Deferred tax	2,872,882	(66,555)	(13,509,767)	13,355,749
Gain on sale of exploration assets	(2,895,000)	-	(2,895,000)	-
Accretion of convertible notes liability	858,478	808,915	2,537,615	2,391,110
Amortization of deferred financing costs	36,986	55,986	129,959	167,958
Timing difference between derivatives recognized
and settled	1,122,929	(89,857)	955,126	(272,935)
Stock compensation expense, including restricted stock	2,112,932	4,029,821	5,777,472	11,728,248
Movement in inventory write down	(24,636,489)	(3,255,318)	-	3,417,882
Accretion of asset retirement obligation liability	82,774	79,678	248,322	79,678
Oil and gas properties expensed	2,056,367	6,568,147	14,660,051	16,636,215
Loss on Flex LNG investment	-	6,048,537	-	1,834,279
Unrealized foreign exchange loss/(gain)	22,277	(3,763,825)	(876,631)	(1,847,242)
Change in operating working capital
(Increase)/decrease in trade and other receivables	(31,466,298)	4,515,067	(23,460,485)	(35,290,574)
Decrease/(increase) in other current assets and prepaid expenses	2,360,590	637,017	(452,794)	981,399
Decrease/(increase) in inventories	59,593,399	35,072,018	4,014,645	(37,484,446)
Increase in trade and other payables	6,708,330	13,422,313	6,017,991	23,754,298
Net cash generated from/(used in) operating activities	29,601,177	49,452,482	(8,345,146)	17,892,847

Investing activities
Expenditure on oil and gas properties	(46,034,941)	(35,025,246)	(149,275,108)	(98,420,370)
Proceeds from IPI cash calls	-	91,138	3,497,542	91,138
Expenditure on plant and equipment	(12,526,263)	(10,442,871)	(26,026,273)	(23,691,596)
Proceeds from Pacific Rubiales Energy (conveyance accounted portion)	-	-	20,000,000	-
Maturity of short term treasury bills	-	(11,324,929)	11,832,110	(11,324,929)
Acquisition of Flex LNG Ltd shares, including transaction costs	-	-	-	(7,478,756)
Decrease/(increase) in restricted cash held as security on
borrowings	906,997	6,453,266	(340,524)	17,203,331
Change in non-operating working capital
Increase in trade and other receivables	-	(10,000,000)	-	(10,000,000)
Increase/(decrease) in trade and other payables	14,342,166	(916,001)	22,892,495	(10,763,171)
Net cash used in investing activities	(43,312,041)	(61,164,643)	(117,419,758)	(144,384,353)

Financing activities
Repayments of OPIC secured loan	-	-	(4,500,000)	(4,500,000)
Proceeds from Mitsui for Condensate Stripping Plant	3,578,489	551,562	3,578,489	9,872,532
Proceeds from Westpac secured loan	-	-	15,000,000	-
Repayments of Westpac secured loan	(2,143,000)	-	(2,143,000)	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	20,000,000	-	20,000,000	-
Proceeds from working capital facility	24,188,225	(45,633,592)	70,595,783	(3,169,078)
Proceeds from issue of common shares, net of transaction costs	4,757,023	192,550	10,618,423	2,549,000
Net cash generated from financing activities	50,380,737	(44,889,480)	113,149,695	4,752,454

Increase/(decrease) in cash and cash equivalents	36,669,873	(56,601,641)	(12,615,209)	(121,739,052)
Cash and cash equivalents, beginning of period	20,623,574	168,439,410	68,846,441	233,576,821
Exchange gains on cash and cash equivalents	(1,888)	2,492,741	1,060,327	2,492,741
Cash and cash equivalents, end of period	57,291,559	114,330,510	57,291,559	114,330,510
Comprising of:
Cash on Deposit	56,656,729	23,684,485	56,656,729	23,684,485
Term Deposits	634,830	90,646,025	634,830	90,646,025
Total cash and cash equivalents, end of period	57,291,559	114,330,510	57,291,559	114,330,510

See accompanying notes to the consolidated financial statements

NON-GAAP EBITDA Reconciliation
EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by GAAP (i.e., IFRS) and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with IFRS. Further, EBITDA is not a measure of cash flow under IFRS and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under IFRS, refer to the following table.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended ($ thousands)	2012			2011				2010
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	956	(5,730)	(6,374)	665	(6,169)	593	(10,957)	(41,681)
Midstream – Refining	13,417	(42,647)	18,933	2,604	3,461	27,967	26,632	13,780
Midstream – Liquefaction	11	676	(1,406)	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)
Downstream	9,275	11,102	21,414	6,808	3,570	5,777	8,744	4,709
Corporate	9,841	9,975	9,188	10,134	1,548	13,940	5,223	4,566
Consolidation Entries	(14,503)	(9,871)	(14,214)	(11,280)	(10,263)	(5,270)	(9,200)	(7,004)
Earnings before interest, taxes, depreciation and amortization	18,997	(36,495)	27,541	4,808	(11,455)	38,972	18,067	(27,589)
Subtract:
Upstream	(11,438)	(10,517)	(9,408)	(8,712)	(7,806)	(7,142)	(6,352)	(5,481)
Midstream – Refining	(1,654)	(2,011)	(2,771)	(3,285)	(2,494)	(2,211)	(1,675)	(1,509)
Midstream – Liquefaction	(584)	(579)	(559)	(445)	(372)	(268)	(223)	(184)
Downstream	(394)	(909)	(1,233)	(1,170)	(1,233)	(1,116)	(826)	(835)
Corporate	(1,540)	(1,535)	(1,510)	(1,498)	(1,477)	(1,641)	(1,395)	(1,158)
Consolidation Entries	12,482	12,044	12,045	11,500	10,041	8,894	7,572	6,571
Interest expense	(3,128)	(3,507)	(3,436)	(3,610)	(3,341)	(3,484)	(2,899)	(2,596)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(3,484)	14,580	(1,948)	19,243	678	(5,677)	(7,298)	(65)
Midstream – Liquefaction	-	-	-	-	-	-	-	36
Downstream	(1,791)	(2,907)	(5,746)	(595)	(297)	(1,449)	(2,623)	(495)
Corporate	177	535	(880)	(493)	(195)	(629)	71	(11)
Consolidation Entries	-	-	-	-	-	-	-	(2)
Income taxes	(5,098)	12,208	(8,574)	18,155	186	(7,755)	(9,850)	(537)
Upstream	(454)	715	(1,462)	(1,355)	(1,105)	(154)	(641)	(683)
Midstream – Refining	(2,921)	(2,891)	(2,894)	(2,878)	(2,846)	(2,764)	(2,765)	(2,700)
Midstream – Liquefaction	0	(4)	(4)	(6)	(6)	(6)	(6)	(7)
Downstream	(1,464)	(1,241)	(1,240)	(1,422)	(894)	(906)	(804)	(737)
Corporate	(629)	(530)	(528)	(527)	(349)	(395)	(435)	(16)
Consolidation Entries	33	32	33	32	32	32	32	33
Depreciation and amortisation	(5,435)	(3,919)	(6,095)	(6,156)	(5,168)	(4,193)	(4,619)	(4,110)
Upstream	(10,936)	(15,532)	(17,244)	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)
Midstream – Refining	5,358	(32,969)	11,320	15,684	(1,201)	17,314	14,894	9,504
Midstream – Liquefaction	(573)	93	(1,969)	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)
Downstream	5,626	6,045	13,195	3,621	1,146	2,306	4,491	2,643
Corporate	7,849	8,445	6,270	7,616	(473)	11,275	3,463	3,381
Consolidation Entries	(1,988)	2,205	(2,136)	252	(190)	3,657	(1,596)	(401)
Net profit/(loss) per segment	5,336	(31,713)	9,436	13,197	(19,778)	23,540	699	(34,832)

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular drilling plans, objectives of drilling plans, timing of drilling plans, further testing of wells, development activities including plans to deploy InterOil's rigs, the development of the proposed LNG processing facility, the ability to attract a strategic LNG partner, timing and success of the LNG partnering process, approval by the PNG Government of InterOil's LNG project, satisfaction of the State of InterOil's development plans and satisfaction of the terms of the 2009 LNG Project Agreement with the State, benefits to stakeholders, the relationship with PRE, characteristics of our resources, completion of the farm-in transaction with PRE, satisfaction and timing of conditions to completion of the farm-in transaction with PRE, timing of FEED on the liquefaction facilities, the economic conditions of PNG and demand for InterOil's products, growth of InterOil's retail business sector and timing of such growth, initiatives and timing of such initiatives, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, the ability to identify drilling locations and the ability to develop reserves and production through development and exploration activities. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments, agreements with third parties, bids received in respect of the LNG partnering process and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk, Antelope and Triceratops fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.